Exhibit (d)(24)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 2 effective as of August 31, 2022 (“Amendment No. 2”) to the Investment Sub-Advisory Agreement dated as of July 31, 2020 (“Agreement”) between Equitable Investment Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“EIM” or “Adviser”) and ClearBridge Investments, LLC, a limited liability company organized in the State of Delaware (“ClearBridge” or “Sub-Adviser”).

WHEREAS, the parties wish to remove the Multimanager Aggressive Equity Portfolio from Appendix A, effective August 31, 2022.

NOW THEREFORE, the parties hereto agree to modify, amend and ratify the Agreement as follows:

1.	Appendix A. Appendix A to the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

2.	Ratification. Except as modified and amended hereby, the Agreement is ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		CLEARBRIDGE INVESTMENTS, LLC

By:	/s/ Kenneth Kozlowski	By:	/s/ Barbara Brooke Manning
	Kenneth Kozlowski		Name: Barbara Brooke Manning
	Director, Executive Vice President and Chief Investment Officer		Title: General Counsel and Chief Compliance Officer

APPENDIX A

AMENDMENT NO. 2 TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio	Annual Sub-Advisory Fee Rate
EQ/ClearBridge Large Cap Growth ESG Portfolio	0.35% of the Portfolio’s average daily net assets up to and including $500 million; 0.30% of the Portfolio’s average daily net assets in excess of $500 million up to and including $2 billion; and 0.25% of the Portfolio’s average daily net assets in excess of $2 billion.*

EQ/ClearBridge Select Equity Managed Volatility Portfolio**	0.42% of the Allocated Portion’s average daily net assets up to and including $100 million; and 0.40% of the Allocated Portion’s average daily net assets in excess of $100 million.***

*

The daily sub-advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.

**

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as an “Allocation Portion.”

***

The daily sub-advisory fee for the Allocated Portion is calculated by multiplying the aggregate net assets of the Allocated Portion at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.